Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

Q&A on New Focus Stock Options

Q1.    What will happen to New Focus stock options in the transaction?

A1.    At the closing of the transaction, New Focus stock options will convert into Bookham options using the same exchange terms as those used for New Focus’s shares. That is, each New Focus stock option will become an option to acquire a unit which consists of:

•	1.2015 Bookham shares, and

•	$2.19 in cash.

The exercise price for each such unit will equal the per share exercise price of the applicable New Focus stock option. The number of Bookham shares issuable upon the exercise of each option will be rounded to the nearest whole number of Bookham shares (with 0.5 being rounded up to the nearest whole share). In addition, the vesting schedule of the options will remain unchanged.

To illustrate the foregoing (and as more fully described in Q2 below), assume that you hold a fully vested New Focus stock option to purchase 1,000 New Focus shares with a per share exercise price of $3.80. Upon the completion of the transaction, the option will become a Bookham option to acquire aggregate units consisting of 1,202 Bookham shares and $2,190 in cash. The exercise price of the new option will be $3.80 per unit comprised of 1.2015 Bookham shares and $2.19 in cash. Assume further that you exercise your entire option on a day when the Bookham shares have a fair market value of $2.15 per share. On the exercise date you will receive:

•	1,202 Bookham shares (1,000 x 1.2015, rounded to the nearest whole share), having an aggregate value of $2,584.30 (1,202 shares x $2.15 fair market value per share), plus

•	$2,190 in cash (1,000 x $2.19), less

•	$3,800 aggregate exercise price,

•	for a total of $974.30 in ordinary income. You will be required to satisfy the income and employment taxes applicable to any ordinary income that you recognize.

Please note that there are special tax consequences that apply to options with an exercise price of $2.19 or less. Please read the remainder of this Q&A for a more thorough description of the tax consequences applicable to the conversion of your New Focus stock options into Bookham options.

Q2.    What are the tax consequences of the conversion of the New Focus stock options into Bookham options?

A2.    The following discussion summarizes the principal United States federal income tax consequences related to the conversion of your New Focus stock options into Bookham options and the exercise of such options following the transaction. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. This discussion does not address the state, local or foreign tax consequences of the conversion of the options. This discussion is not intended to be exhaustive. Although New Focus or its representatives may supply you with information on tax considerations, neither New Focus nor its representatives can provide tax advice to you. The tax consequences applicable to your options are largely dependent upon your individual situation and we strongly encourage you to seek outside professional tax advice in connection with your stock option decisions.

The tax consequences of the conversion of your New Focus stock option into a Bookham option will depend on the exercise price of your option. If you have an option with an exercise price of $2.19 or less, see Q2A below. If you have an option with an exercise price of $2.20 or greater, see Q2B below.

Q2A.    What are the tax consequences of the conversion of a New Focus stock option with an exercise price of $2.19 or less into a Bookham option?

A2A.    If you have a New Focus stock option with an exercise price that is equal to or less than $2.19 per share, you will be deemed to exercise the vested portion of the option on the closing date of the transaction. As a result, you will have ordinary income on the closing date equal to the excess of:

•	the aggregate fair market value of the Bookham shares on the closing date and the cash issuable upon the exercise of the vested portion of your option, over

•	the aggregate exercise price for the vested portion of your option.

You will recognize this ordinary income whether or not you in fact exercise your option on the closing date. You will be required to satisfy the income and employment taxes applicable to any ordinary income that you recognize.

You will be deemed to exercise the remaining portion of your Bookham option as such option vests. As a result, on each vesting date, you will have ordinary income equal to the excess of (i) the aggregate fair market value of the Bookham shares on such date and the cash issuable upon the exercise of the portion of your option that vests on such date and (ii) the aggregate exercise price for the portion of your option that vests on such date. You will recognize this ordinary income whether or not you in fact exercise your option on the vesting date. You will be required to satisfy the income and employment taxes applicable to any ordinary income that you recognize.

You will have a tax basis in the Bookham shares equal to the fair market value of such shares on the date of the deemed exercise of the option (either the closing date, or a later vesting date). When you sell the Bookham shares, you will have capital gain or loss equal to the excess of your sale proceeds over your tax basis. The capital gain or loss will be long-term if you hold the shares for more than one year from the date of the deemed exercise and will be short-term if you hold the shares for a shorter period.

For example, assume you have an option to acquire 1,000 shares of New Focus stock with an exercise price equal to $1.00 per share and your option is vested as to 750 shares on the closing date, with the remainder vesting one year following the closing date. Your option will be converted in the transaction into an option to acquire aggregate units consisting of 1,202 Bookham shares plus $2,190 in cash. Your exercise price will be $1.00 per unit comprised of 1.2015 Bookham shares and $2.19 in cash. Assume the Bookham shares have a fair market value of $2.15 per share on the closing date and a value of $3.00 per share one year following the closing date. You will have the following consequences:

•	On the closing date, you will be deemed for tax purposes to exercise the vested portion of your option with respect to units consisting of 901 Bookham shares (750 x 1.2015) and $1,642.50 in cash (750 x $2.19). You will have ordinary income on the closing date equal to $2.829.65 (901 Bookham shares x $2.15 value per share plus $1,642.50 in cash, less $750 aggregate exercise price).

•	On the vesting date, you will be deemed for tax purposes to exercise the remaining portion of your option for units consisting of 300 Bookham shares (250 x 1.2015) and $547.50 in cash (250 x $2.19). You will have ordinary income on the vesting date equal to $1,197.50 (300 Bookham shares x $3.00 value per share plus $547.50 in cash, less $250 aggregate exercise price).

You will be required to satisfy the income and employment taxes applicable to any ordinary income that you recognize.

Q2B.    What are the tax consequences of the conversion of a New Focus stock option with an exercise price of $2.20 or greater into a Bookham option?

A2B.    If you have a New Focus stock option with an exercise price that is equal to or greater than $2.20 per share, you will have no tax consequences solely as a result of the conversion of your New Focus stock option into a Bookham option pursuant to the transaction. Instead, you will have ordinary income when you exercise your Bookham option equal to the excess of (i) the aggregate fair market value of the Bookham shares on the date of exercise and the applicable cash issuable for the portion of the option that you exercise, over (ii) your aggregate exercise price. You will be required to satisfy the income and employment taxes applicable to any ordinary income that you recognize.

You will have a tax basis in the Bookham shares equal to the fair market value of such shares on the date of exercise of the option. When you sell the Bookham shares, you will have capital gain or loss equal to the excess of your sale proceeds over your tax basis. The capital gain or loss will be long-term if you hold the shares for more than one year from the date of exercise and will be short-term if you hold the shares for a shorter period.

For example, assume you have an option to acquire 1,000 shares of New Focus stock with an exercise price equal to $3.00 per share and your option is vested as to 750 shares on the closing date, with the remainder vesting one year following the closing date. Your option will be converted in the transaction into an option to acquire aggregate units consisting of 1,202 Bookham shares plus $2,190 in cash. Your exercise price will be $3.00 per unit comprised of 1.2015 Bookham shares and $2.19 in cash. Assume the Bookham shares have a fair market value of $2.15 per share on the day following the closing date and a value of $3.00 per share one year following the closing date. You will have the following consequences:

•	If you exercise the vested portion of your option on the day following the closing date, you will receive 901 Bookham shares (750 x 1.2015) and $1,642.50 in cash (750 x $2.19). You will have ordinary income on the day following the closing date equal to $1,329.65 (901 Bookham shares x $2.15 value per share plus $1,642.50 in cash, less $2,250 aggregate exercise price).

•	If you exercise the remaining portion of your option one year following the closing date, you will receive 300 Bookham shares (250 x 1.2015) and $547.50 in cash (250 x $2.19). You will have ordinary income on the vesting date equal to $697.50 (300 Bookham shares x $3.00 value per share plus $547.50 in cash, less $750 aggregate exercise price).

You will be required to satisfy the income and employment taxes applicable to any ordinary income that you recognize.

Although New Focus or its representatives may supply you with information on tax considerations, neither New Focus nor its representatives can provide tax advice. New Focus strongly encourages you to seek outside professional tax advice in connection with your stock option decisions.

Additional Information And Where To Find It

Bookham Technology, Inc. plans to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 will contain a joint proxy statement/prospectus that Bookham Technology and New Focus. intend to file in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus. by contacting New Focus Investor Relations at (408) 919 5384.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919 5384.